SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

INLAND AMERICAN REAL ESTATE TRUST, INC.
(Name of Subject Company)

CMG PARTNERS, LLC; CMG LEGACY GROWTH FUND, LLC; CMG LEGACY INCOME FUND, LLC; CMG VENTURES, LLC; CMG PROPERTIES, LLC; CMG INCOME FUND II, LLC; AND CMG ACQUISITION CO., LLC
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
1000 2nd Ave, Ste 3950
Seattle WA 98104-1075
206-340-2280

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$4,550,000	$528.26

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $4.55 per Share in cash

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by CMG Partners, LLC; CMG Legacy Growth Fund, LLC; CMG Legacy Income Fund, LLC; CMG Ventures, LLC; CMG Properties, LLC; CMG Income Fund II, LLC; and CMG Acquisition Co., LLC (collectively the “Purchasers”) to purchase up to 1,000,000 shares of common stock (the “Shares”) in Inland American Real Estate Trust, Inc. (the “REIT”), the subject company, at a purchase price equal to $4.55 per Share.  This Offer is being made May 13, 2011 (the “Offer Date”) and expires June 30, 2011, or on such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2011 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Agreement of Assignment and Transfer, would be assigned by tendering Shareholders to the Purchasers.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.  Purchasers are entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The REIT had 187,356 holders of record owning an aggregate of 850,557,604 Shares as of March 1, 2011, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2010.  The Purchasers and their affiliates currently beneficially own approximately 240,000 Shares, or 0.03% of the outstanding Shares.  The 1,000,000 Shares subject to the Offer constitute 0.12% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $4,550,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital and binding capital commitments from their members.

The address of the REIT’s principal executive offices is 2901 Butterfield Road Oak Brook, Illinois 60523, and its phone number is (630) 218-8000.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated May 13, 2011

(a)(2)	Agreement of Assignment and Transfer

(a)(3)	Form of Letter to Shareholders dated May 13, 2011
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 13, 2011

CMG Partners, LLC; CMG Legacy Growth Fund, LLC; CMG Legacy Income Fund, LLC; CMG Ventures, LLC; CMG Properties, LLC; CMG Income Fund II, LLC; and CMG Acquisition Co., LLC
By: Mark Swenson, Manager

By:	/s/ Mark Swenson